WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2012

The following management discussion and analysis of Western Copper and Gold Corporation (along with its subsidiaries, “Western” or the “Company”) is dated March 22, 2013, and provides an analysis of the Company’s results of operations for the year ended December 31, 2012.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western audited consolidated financial statements for the year ended December 31, 2012 and the notes thereto. The Company’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2012. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol: WRN. As at the date of this report, the Company had 93,782,503 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Casino deposit towards production. The Casino deposit contains significant gold, copper, and molybdenum contained in greater than one billion tonnes of reserves and an additional upside of 1.7 billion tonnes in an inferred resource. Located in the Yukon, the Casino deposit is one of the largest undeveloped copper-gold deposits in Canada.

CASINO PROJECT
FINANCING

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty (the “NPI Royalty”) on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims (the “Transaction”).

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

The Purchaser had acquired the NPI Royalty, along with two other royalty interests, on August 10, 2012 from Strategic Metals Ltd. (“Strategic”) for US$30 million. An additional US$6 million is due from the Purchaser to Strategic contingent on the Casino Project meeting certain permitting targets by December 31, 2016 (see Strategic’s news release dated August 10, 2012, available on SEDAR, for more information).

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining royalty) for the following amount:

a.	US$39 million if the amount is paid on or prior to December 31, 2013; or
b.	US$59 million if the amount is paid on or after January 1, 2014 but on or before December 31, 2017.

The Company believes that the NSR Royalty sale was a superior financing option to a standard equity deal. Based on the Company’s analysis, the valuation of the NSR Royalty represented a significant premium to the market valuation of the Company. The proceeds from the Transaction should provide Western with sufficient funds for the estimated period to permit the Casino Project without massively diluting current shareholders or unduly affecting the returns of the project.

FEASIBILITY STUDY

Summary

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study succeeds the pre-feasibility study dated May 17, 2011 and incorporates an updated reserve, significant updated engineering, particularly in the areas of energy supply, metallurgy and flow sheet design, and brings the engineering on the project to a feasibility study level. The following summary is qualified in its entirety by reference to the full text of the Feasibility Study, which is available under the Company’s profile on SEDAR.

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics.

The following is a summary of key financial results at each price scenario used in the Feasibility Study. These results include the following assumptions:

  An exchange rate of US$1:$1 was used for capital and operating cost estimates.
  The exchange rate applied to each commodity price scenario is indicated below.
  All financial results include the NSR Royalty.
  Unless otherwise noted, all financial figures are calculated using the long term metal price scenario.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

	Long Term	SEC	Spot

NPV after-tax (8% discount)	$1.83 billion	2.29 billion	2.28 billion
IRR after-tax (100% equity)	20.1%	22.5%	22.7%
Payback period (years)	3.0	2.7	2.6

Net Smelter Return ($/t milled)	22.59	24.62	24.27
Copper Cash Cost* (US$/lb)	(0.81)	(0.85)	(0.90)

*Net of byproduct credits.

The financial results of the Feasibility Study were calculated using three different metal price scenarios. Long term prices ("Long Term") were based on long term copper price projections from Wood Mackenzie and typical analyst projections of long term metal prices for the other metals. SEC pricing guidance uses LME three-year historical rolling average prices from December 31, 2012. Spot prices ("Spot") are the spot prices on December 31, 2012.

	Long Term	SEC	Spot
Copper (US$/lb)	3.00	3.67	3.57
Molybdenum (US$/lb)	14.00	14.67	11.80
Gold (US$/oz)	1,400.00	1,488.00	1,658.00
Silver (US$/oz)	25.00	28.80	29.95
Exchange Rate (C$:US$)	0.95	1.00	1.00

Operational Highlights

The Feasibility Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.

Operation	Nominal Throughput	Life of Mine
	(tonnes per day)	(years)
Mill	120,000	22
Heap	25,000	18

Higher grade ore fed to the concentrator during the first four years of the concentrator operation, combined with a low strip ratio in these years, result in higher yearly cash flows during this period that contribute significantly to the project's financial performance and quick pay-back period.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)	773	531
Average Annual After-tax Cash Flow ($millions)	682	400
Average NSR ($/t ore milled)	31.59	22.59

Strip ratio	0.49	0.59

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Key processing plant metrics:

	Years 1-4	Life of Mine
Average Annual Metal Production
Copper (Mlbs)	245	171
Gold (kozs)	399	266
Silver (kozs)	1,777	1,425
Molybdenum (Mlbs)	15.3	15.5

Average Annual Mill Feed Grade
Copper (%)	0.307	0.204
Gold (g/t)	0.371	0.240
Silver (g/t)	2.103	1.74
Molybdenum (%)	0.025	0.023

Recovery (Mill)
Copper (%)	83.7%	86.4%
Gold (%)	67.7%	67.1%
Silver (%)	55.8%	53.4%
Molybdenum (%)	64.8%	70.7%

Recovery (Heap)
Gold (%)	66.0%	66.0%
Copper (%)	18.0%	18.0%
Silver (%)	26.0%	26.0%

Annual Concentrate Production
Cu (dry ktonnes)	395	275
Mo (dry ktonnes)	12	13

Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0%	28.0%
Au (g/t)	27.3	25.6
Ag (g/t)	127.7	147.8
Molybdenum Concentrate
Mo (%)	56.0%	56.0%

Most of the Casino Project’s revenue is from copper (46%), but gold is a significant contributor to the project (34%); establishing the Casino Project as an attractive project from either a copper or gold perspective.

% of Revenue, by Commodity	Years 1-4	Life of Mine
Copper	48%	46%
Gold	37%	34%
Molybdenum	12%	17%
Silver	3%	3%

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Mineral Reserves

The mineral resource estimate first reported in November 2010 was used unmodified for the Feasibility Study.

The Feasibility Study estimates a proven and probable mill ore reserve of 965 million tonnes and a proven and probable heap leach ore reserve of 157 million tonnes, as outlined below. Total contained metal in the combined proven and probable mineral reserve is equal to 4.5 billion pounds of copper, 8.9 million ounces of gold, 483 million pounds of molybdenum, and 65 million ounces of silver.

Proven & Probable	Tonnes	Copper	Gold	Moly	Silver
	(millions)	(%)	(g/t)	(%)	(g/t)
Mill Ore Reserve
Proven Mineral Reserve	91.6	0.336	0.437	0.0275	2.23
Probable Mineral Reserve	873.6	0.190	0.219	0.0222	1.68
Total Proven & Probable (Mill)	965.2	0.204	0.240	0.0227	1.74
Heap Leach Reserve
Proven Mineral Reserve	31.8	0.051	0.480	n/a	2.79
Probable Mineral Reserve	125.7	0.032	0.244	n/a	2.06
Total Proven & Probable (Heap)	157.5	0.036	0.292	n/a	2.21

Capital Costs

Total initial capital investment in the project is estimated to be $2.46 billion, which represents the total direct and indirect cost for the complete development of the Casino Project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is estimated at $362 million.

CAPITAL COST	$	millions
Direct Costs
Mining Equipment & Mine Development		454
Concentrator (incl. related facilities)		904
Heap Leach Operation		139
Camp		70
Subtotal Direct Costs		1,567
Indirect Costs		295
Infrastructure Costs
Power Plant		209
Access Road		99
Airstrip		24
Subtotal Infrastructure		332
Contingency		218
Owner's Costs		44
TOTAL CAPITAL COST		2,456

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Operating Costs

Operating costs at the Casino Project are expected to be typical for an operation of this scale. The combined mining and milling operating costs are $8.52 per tonne ore milled.

The mining costs per mill ore were estimated at $3.05. The operating costs for the milling operation are expected to average $5.47 per tonne of ore processed through the mill over the life of the mine. Heap leach operating costs are expected to average $4.04 per tonne of ore processed through the heap leach over the life of the heap leach.

Power and Infrastructure

Electrical power for the Casino Project will be provided by a gas fired power plant based on liquefied natural gas ("LNG") sourced from a new facility to be constructed by a third party near existing gas processing facilities currently in operation at Ft. Nelson, BC. The LNG supply chain used in the Feasibility Study is based upon various engineering studies undertaken by Western and its consultants and as a result of extensive discussions with potential third party suppliers in the Ft. Nelson area.

LNG will be hauled by over-the-highway tankers to an on-site LNG storage facility, then vaporized and fed to the power plant to generate electrical power.

The region is serviced by paved all-weather roads connecting the towns of Carmacks and Whitehorse in the Yukon with the Port of Skagway, Alaska. With the completion of the 132 km Casino access road, the project will have an all-weather access route through Carmacks to Whitehorse (approx. 380 km) and to the Port of Skagway (550 km). The Port of Skagway has existing facilities to store and load-out concentrates as well as facilities to receive bulk commodity shipments, fuels and connection to the Alaska Marine Highway. The Port of Skagway is developing plans to expand these facilities to better serve the expanding mining activity in the Yukon and Alaska.

A new airstrip will be constructed at the mine to accommodate appropriately sized aircraft. The existing airstrip will be razed in preparation for grading for process facilities.

PERMITTING

Baseline data acquisition and other permitting activities continued in 2012. Community meetings were held in Whitehorse and the Village of Carmacks in May, and Western met with the Selkirk and Little Salmon/Carmacks First Nations late in the fourth quarter 2012 and in early 2013. Western has prioritized engagement with communities, First Nations and other governments in preparation for formal submission of its application to the Yukon Environmental and Socio-economic Act Board (“YESAB”) - the first step of the Yukon permitting process.

The Company expects to continue its permitting activities in 2013 with the goal of submitting its application to the YESAB in the fourth quarter of 2013.

CORPORATE ACTIVITIES

On October 4, 2012, the Company closed a non-brokered private placement of 500,000 flow-through common shares at a price of $0.80 per share for gross proceeds of $400,000. Certain insiders were involved in the private placement. The gross proceeds of the financing will be used to incur qualifying Canadian Exploration Expenses.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company’s audited annual consolidated financial statements.

As at and for the year ended	31-Dec-12	31-Dec-11	31-Dec-10
	$	$	$

Loss and comprehensive loss	3,913,276	22,005,813	4,037,115
Loss per share – basic and diluted	0.04	0.24	0.05
Exploration and evaluation assets	17,706,346	42,114,531	73,402,621
Cash, cash equivalents, and short-term investments	33,517,542	9,465,568	23,636,895
Total assets	51,634,275	52,114,445	97,449,751

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

The loss and comprehensive loss reported for the year ended December 31, 2011 is largely due to the $19.7 million loss on distribution recorded as a result of the plan of arrangement (the “Arrangement”) completed on October 17, 2011. Refer to the Western audited consolidated financial statements for the year ended December 31, 2012 for more information regarding the Arrangement.

Exploration and evaluation assets

In 2012, exploration and evaluation assets were reduced by the net proceeds from the sale of the NSR Royalty, described in more detail in the Casino Project section, above. The carrying value of exploration and evaluation assets also decreased in 2011 from 2010 due to the Arrangement. As part of the Arrangement, Western transferred the Carmacks Copper Project and the Redstone Project to Copper North Mining Corp (“Copper North”) and the Island Copper property to NorthIsle Copper and Gold Inc (“NorthIsle”). Consequently, the Company reduced the carrying value of its exploration and evaluation assets by the carrying value of the transferred properties.

Cash, cash equivalents, and short-term investments

Cash is substantially higher as at December 31, 2012 as compared to December 31, 2011 because the the Company received gross proceeds of US$32 million from the sale of the NSR Royalty on December 21, 2012. Cash decreased during the year ended December 31, 2011 because the Company continued to spend cash to fund ongoing operations. In addition, pursuant to the Arrangement, the Company transferred $2 million to Copper North and $2.5 million to NorthIsle on October 17, 2011.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12
	$	$	$	$

Loss and comprehensive loss	953,999	738,445	1,019,102	1,201,730
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Exploration and evaluation assets	17,706,346	47,528,131	45,938,009	43,734,281
Cash and short-term investments	33,517,542	3,441,580	5,184,195	7,574,938
Total assets	51,634,275	51,371,026	51,469,800	51,761,289

As at and for the quarter ended	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
	$	$	$	$

Loss and comprehensive loss	19,096,053	1,473,417	748,943	687,400
Loss per share – basic and diluted	0.21	0.02	0.01	0.01
Exploration and evaluation assets	42,114,531	81,619,696	76,515,156	74,414,221
Cash and short-term investments	9,465,568	16,821,163	21,915,277	22,080,673
Total assets	52,114,445	99,185,859	99,092,973	96,875,640

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The loss for the three months ended December 31, 2012 is slightly elevated compared to the loss for the three months ended September 30, 2012 as a result of bonuses paid in the fourth quarter. Promotional activities and advertising also increased in anticipation of the release of the Feasibility Study compared to the three months ended September 30, 2012.

Western reported a loss of $19.1 million for the three months ended December 31, 2011. This quarterly loss includes a loss on distribution of $19.7 million as a result of the distribution of assets pursuant to the Arrangement completed on October 17, 2011. The impact of the loss on distribution was somewhat offset by an income tax recovery of $1.95 million. Plan of arrangement costs related to the Arrangement also contributed $161,000 to the loss incurred during the three months ended December 31, 2011.

Other than the loss on distribution discussed above, the Company also experienced higher than usual quarterly loss figures from September 30, 2011 to June 30, 2012 as a result of the high value assigned to stock options granted in July 2011 and the method used to amortize that value.

The determination of stock option value using the Black-Scholes option pricing model is correlated to the exercise price and the volatility of the underlying stock price. All other things being equal, the higher the exercise price, the higher the value assigned to the stock option. Each stock option granted in July 2011 has an exercise price of $3.11. The value assigned to each stock option is $2.13. In comparison, the stock options granted in July 2012 have an exercise price of $0.80 per share and have been assigned a value of $0.34 per stock option using the Black-Scholes option pricing model.

The value assigned to stock options is amortized over their vesting period (i.e. two years) on a graded basis, as required under International Financial Reporting Standards. This method heavily weights the amortization over the first 12 months; explaining much of the increase in loss and comprehensive loss from July 2011 to June 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

In addition to the items discussed above, the loss incurred during the three months ended September 30, 2011 is elevated because it includes $520,000 in costs relating to the Arrangement.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets should generally increase from period to period. As most field work relating to the Casino Project is performed from April to October due to weather considerations, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters of each year.

During the quarter ended December 31, 2012, Western received US$32 million in gross proceeds from the Transaction. This amount was recorded as a reduction to the carrying value of the Company’s exploration and evaluation assets.

During the quarter ended December 31, 2011, Western distributed the Carmacks Copper Project, the Redstone Property, and the Island Copper Property to its shareholders pursuant to the Arrangement. As part of the accounting for the distribution, Western eliminated the carrying value of the assets no longer held by the Company. This amounted to a decrease in exploration and evaluation assets of $41 million.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, cash, cash equivalents and short-term investments generally decrease from one period to the next.

Cash increased substantially during the quarter ended December 31, 2012 as a result of US$32 million received from the Transaction.

Cash decreased more than usual from September 30, 2011 to December 31, 2011 because the Company transferred $2 million cash to Copper North and $2.5 million cash to NorthIsle pursuant to the Arrangement.

Total assets

Because the Company capitalizes expenditures on its mineral properties as exploration and evaluation assets, no significant impact to total assets is expected unless Western completes a financing, distribution, or disposal.

Net cash proceeds received from the Transaction reduced the carrying value of exploration and evaluation assets. As such, there was no significant net change to total assets during the three months ended December 31, 2012.

Total assets decreased significantly during the three months ended December 31, 2011 as a result of the Arrangement. Pursuant to the Arrangement, Western distributed certain exploration and evaluation assets and cash to Copper North and NorthIsle. Consequently, exploration and evaluation assets decreased by $41 million and cash decreased by $4.5 million.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	$	$	$	$
CORPORATE EXPENSES
Amortization	-	-	-	4,616
Filing and regulatory fees	6,812	19,500	190,801	246,569
Office and administration	53,179	50,866	211,776	247,690
Professional fees	64,108	62,063	278,653	328,142
Rent and utilities	28,798	22,418	106,155	181,374
Share-based payments	384,833	672,907	1,979,337	1,374,832
Shareholder communication and travel	104,406	63,289	372,492	356,465
Wages and benefits	359,336	290,604	981,085	1,037,470
LOSS BEFORE OTHER ITEMS	1,001,472	1,181,647	4,120,299	3,777,158

OTHER ITEMS
Exploration tax credit	-	-	(145,789)	-
Foreign exchange loss (gain)	(39,072)	797	(34,202)	3,180
Interest income	(8,401)	(37,284)	(72,830)	(245,054)
Loss on distribution	-	19,734,629	-	19,734,629
Plan of arrangement costs	-	161,400	45,798	681,036
LOSS BEFORE TAXES	953,999	21,041,189	3,913,276	23,950,949

Income tax expense (recovery)	-	(1,945,136)	-	(1,945,136)
LOSS AND COMPREHENSIVE LOSS	953,999	19,096,053	3,913,276	22,005,813

3 MONTHS ENDED – DECEMBER 31, 2012

Western incurred a loss of $954,000 ($0.01 per common share) for the three months ended December 31, 2012 compared to a loss of $19.1 million ($0.21 per common share) over the same period in 2011. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a number of items have led to a significant difference in the loss figures.

The large loss figure reported for the three months ended December 31, 2011 is in large part due to the $19.7 million loss on distribution recorded as a result of the plan of arrangement completed on October 17, 2011. In addition, the Company incurred $161,000 in costs relating to the Arrangement during the three months ended December 31, 2011. These amounts were offset by the $1.95 million income tax recovery that resulted from the Arrangement. For more information on the plan of arrangement, refer to Western audited consolidated financial statements for the year ended December 31, 2012 and the notes thereto.

Filing and regulatory fees decreased during the three months ended December 31, 2012 compared to the same period in 2011 due to reduced transfer agent activity.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Share-based payments during the quarter ended December 31, 2012 decreased by $288,000 as compared to the same period in 2011 due to the high value assigned to stock options granted in July 2011 and the timing of its amortization.

Rent and utilities decreased slightly due to cost sharing through the management company.

Shareholder communication increased by $41,000 during the three months ended December 31, 2012 compared to same period in 2011 due to increased promotion in preparation for the Feasibility Study released in January 2013.

Wages and benefits increased due to increased headcount and somewhat higher bonuses than in 2011.

The Company experienced an unusually large foreign exchange gain during the three months ended December 31, 2012 due to the movement in exchange rates between the Canadian and US dollar and its effect on the US$32 million received from the Transaction that was still mostly held in US dollars at year end.

Interest income decreased during the three months ended December 31, 2012 as compared to the same period in 2011 because the Company had lower interest bearing balances in 2012.

YEAR ENDED – DECEMBER 31, 2012

For the year ended December 31, 2012, Western incurred a loss of $3.9 million ($0.04 per common share). This compares with a loss of $22 million ($0.24 per common share) for the year ended December 31, 2011. The scale and nature of the Company’s administrative activity have remained generally consistent throughout 2011 and 2012; however a number of items have experienced significant swings from one year to the next.

Filing and regulatory fees for the year ended December 31, 2012 are lower than over the same period in 2011 in large part due to the initial listing fee incurred to list on the NYSE MKT stock exchange in February 2011. This charge is not recurring.

2012 professional fees have decreased as compared to 2011 because in 2011 Western incurred professional fees on certain non-recurring items including legal fees relating to the Company’s listing on the NYSE MKT and accounting fees relating to the transition to International Financial Reporting Standards. Legal fees were also generally higher in 2011.

The sharing of costs through the management company since the Arrangement in October 2011 has reduced some of the Western’s overhead costs, such as rent and utilities, office and administration, and wages and benefits.

Share-based payments increased by $604,000 during the year ended December 31, 2012 compared to the year ended December 31, 2011 as a result of the large value attributed to the July 2011 stock option grant.

During 2012 the Company received an exploration tax credit of $146,000 for 2011 exploration expenditures on the previously owned Island Copper Property. This type of tax credit would normally be credited to the related exploration and evaluation asset, but since the Company disposed of the Island Copper Property as part of the Arrangement in 2011, the proceeds were recorded as a gain on the statement of loss.

Interest income decreased during the year ended December 31, 2012 as compared to the 2011 year-to-date figures because the Company had lower interest bearing balances throughout 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	$	$	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(59,673)	(476,546)	(1,360,791)	(2,975,224)
Financing activities	31,793,068	(4,500,000)	32,094,568	(2,089,631)
Investing activities	919,558	4,543,861	1,420,629	4,797,293
CHANGE IN CASH AND EQUIVALENTS	32,652,953	(432,685)	32,154,406	(267,562)

Cash and cash equivalents – beginning	864,589	1,795,821	1,363,136	1,630,698
CASH AND CASH EQUIVALENTS	33,517,542	1,363,136	33,517,542	1,363,136

The Company had $33.5 million in cash and cash equivalents as at December 31, 2012. As at December 31, 2011, cash and short-term investments totaled $9.5 million. The increase in cash is due to the US$32 million received from the Transaction.

As at December 31, 2012, Western had $32.3 million in working capital, which is sufficient working capital to fund the Company’s anticipated corporate expenses through 2015 and continue advancing the Casino Project through the permitting phase. The Company will have to raise significant additional capital in order to build the Casino Project.

Western is an exploration stage enterprise. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the three months ended December 31, 2012, the Company received US$32 million as a result of the Transaction. The Company also completed $400,000 from a private placement of flow-through shares during the three months ended December 31, 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended December 31, 2011, the Company completed the Arrangement that resulted in Western, among other things, transferring $2.0 million to Copper North and $2.5 million to NorthIsle.

During the year ended December 31, 2012, Western received $302,000 from the exercise of stock option compared to $2.7 million received from the same source during the year ended December 31, 2011.

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. These numbers often off-set to a great degree; as a result, net investing activity figures are lower than one might expect if this figure contained only amounts invested in the Company’s exploration and evaluation assets.

The Company expended $1.6 million on mineral property expenditures during the fourth quarter of 2012. This compares with $2.3 million during the same period in 2011. During the year ended December 31, 2012, Western incurred $6.7 million in exploration and evaluation costs as compared to $9.1 million over the same period in 2011.

The majority of the costs in both years relate to engineering studies (e.g. pre-feasibility, feasibility) and permitting work on the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project section at the beginning of this report.

During the three months ended December 31, 2012, the Company redeemed $2.6 million from short-term investments to pay for operating expenses and exploration and evaluation expenditures. This compares to $6.8 million during the three months ended December 31, 2011. During the year ended December 31, 2012, Western has redeemed $8.1 million in short-term investments, as compared to $13.9 million in 2011.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2013	317,000
2014	327,000
2015	337,000
2016	141,000
Thereafter	-

TOTAL	1,122,000

The Company is required to use the proceeds received from the royalty sale for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company must spend approximately $190,000 on qualifying Canadian exploration expenditures by December 31, 2013. Otherwise, Western is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that they would have realized had the Company incurred all expenditures renounced in February 2013 by December 31, 2013 and the amount that the investors actually realized.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle, and Copper North. Ravenwolf provides administration, accounting and other services to its owners on a cost-recovery basis. The related party transactions incurred during the years presented were in the normal course of operations.

Amounts charged by Ravenwolf were categorized as follows:

For the year ended December 31,	2012	2011
	$	$
Filing and regulatory fees	1,655	-
Office and administration	119,655	13,657
Rent and utilities	106,154	22,419
Shareholder communication and travel	26,842	19,457
Wages and benefits	914,257	135,929
Other assets	4,241	-
Exploration and evaluation assets	273,239	59,462
	1,446,043	250,924

At December 31, 2012, the Company’s accounts payable includes $12,600 due to Ravenwolf for corporate and administrative costs. This amount is non-interest bearing, unsecured and payable on demand.

The Company’s related parties also include its directors and officers. The remuneration of directors and officers was as follows:

For the year ended December 31,	2012	2011
	$	$
Salaries and director fees	905,013	896,259
Share-based payments	1,588,780	1,238,971
	2,493,793	2,135,230

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, and income and mining taxes. Differences may be material.

Exploration and evaluation asset

The carrying amount of the Company’s exploration and evaluation asset represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

RECENT ACCOUNTING PRONOUNCEMENTS

Unless otherwise stated, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect these standards and amendments to have a significant impact on its financial statements.

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through the consolidated comprehensive income (loss). IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through the consolidated comprehensive income (loss) or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the consolidated comprehensive income (loss) to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation –Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. Based on the current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

The Company designed its system of internal control based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

Based on that assessment, management concluded that, as at December 31, 2012, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to help ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

In December 2012, the Company closed a significant royalty transaction, the proceeds of which were denominated in US dollars. Western still had significant financial instruments denominated in US dollars at December 31, 2012. As at December 31, 2012, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $319,000.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Casino Project” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, exploration results at the Company’s property; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western ’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s Annual Information Form, Western’s annual report on Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Year ended December 31, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The Company’s management discussion and analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2012, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 of the Commission. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this management discussion and analysis that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the Commission’s reporting and disclosure requirements applicable to domestic United States issuers.